FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending February 14, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 14, 2005                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                      Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 14 February 2005, that as a result of a movement in the fund on 10 February 2005, the number of Ordinary Share ADRs held by the fund had changed from 18,426,913 to 18,330,144 at an average price of $44.65.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

14 February 2005

                            Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

11 February 2005            Abacus (GSK) Trustees Limited ("the Trustees"),  as
                            trustee  of  the  GlaxoSmithKline  Employee  Trust,
                            ("the  GSK  Trust"),   transferred  6,282  Ordinary
                            Shares in the Company to participants in the SmithKline Beecham Mid Term Incentive Plan.

11 February 2005            The  Trustees  also  transferred  719,117  Ordinary
                            Shares in the Company to participants in the GlaxoSmithKline Performance Share Plan.

11 February 2005            The  Trustees  also  transferred   26,426  Ordinary
                            Shares in the Company to participants in the SmithKline Beecham Employee Share Option Plan 1991.

The Company was advised of these transactions on 14 February 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe, are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

14 February 2005

                              Directors' Interests

I give below details of changes in directors' interests in the American Depositary Shares of GlaxoSmithKline plc.


11 February 2005              Abacus Corporate  Trustee Limited,  as trustee of
                              the   GlaxoSmithKline  US  Trust,  ("the  GSK  US
                              Trust"),  transferred  1,215 American  Depositary
                              Shares (ADSs) in the Company to participants in the GlaxoSmithKline Performance Share Plan.


The Company was advised of this transaction on 14 February 2005.

The GSK US Trust is a grantor trust of which all employees or former employees of SmithKline Beecham Corporation and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Dr T Yamada are therefore interested in the shares held in the GSK US Trust from time to time in the same way as other employees or former employees of SmithKline Beecham Corporation and its subsidiaries.

S M Bicknell
Company Secretary

14 February 2004

                                Director's Interests


I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:-

Dr L Shapiro
                               The Administrators of the GlaxoSmithKline
                               Scientific Advisory Board Share
                               Allocation Plan notified GlaxoSmithKline plc on 14 February 2005 that 318 American Depository Shares (ADS) had been purchased for Dr Shapiro at a price of $46.41 on 11 February 2005 as per the share election arrangements for the Scientific Advisory Board. Dr Shapiro was also notified of this change on 14 February 2005.



SM Bicknell
Company Secretary
14 February 2005